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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68835

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 _____ AND ENDING 12/31/17 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PEAKSTONE SECURITIES, LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

445 N Wells St., Suite 404

	(No. and Street)		
Chicago	IL		60654
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN SLEIGH   (312) 204-7300
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
                                (Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN SLEIGH _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAKSTONE SECURITIES, LLC _____ , as of DECEMBER 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
_____
Title


_____
Notary Public



ASHLEY KARMID
OFFICIAL SEAL
NOTARY PUBLIC
STATE OF ILLINOIS
MY COMMISSION EXPIRES
MAY 17, 2020

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peakstone Securities, LLC

**Financial Statements,
Supplementary Information
With Report of Registered
Independent Accounting Firm**

December 31, 2017

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Peakstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peakstone Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 8, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

PEAKSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash	$	40,846
Prepaid expenses and deposits		9,846
Total Assets	$	50,692

Liabilities and Members' Equity

Liabilities		
Accounts payable	$	6,218
Due to affiliate		6,000
Total Liabilities		12,218
Members' equity		38,474
Total Liabilities and Members' Equity	$	50,692

See Accompanying Notes

PEAKSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

Revenue		
Investment banking; M&A Advisory	$	108,000
Total Revenue		108,000
Expenses		
Employee compensation and benefits		54,000
Professional fees		41,159
Licenses and registration		15,642
Occupancy		9,720
Communications and data processing		4,660
Other expenses		14,776
Total Expenses		139,957
Net Loss	$	(31,957)

See Accompanying Notes

PEAKSTONE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2016	$ 147,500	$ (107,069)	$ 40,431
Members' contributions	30,000	-	30,000
Net loss	-	(31,957)	(31,957)
Balance, December 31, 2017	$ 177,500	$ (139,026)	$ 38,474

See Accompanying Notes

PEAKSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net loss	$	(31,957)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid expenses and deposits		(451)
Change in accounts payable		2,749
Change in due to affiliate		6,000
Net cash used by operating activities:		(23,659)
Cash flows from financing activities:		
Members' contributions		30,000
Net cash provided by financing activities:		30,000
Net increase in cash:		6,341
Cash - December 31, 2016		34,505
Cash - December 31, 2017	$	40,846

See Accompanying Notes

Note (1)   Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Peakstone Securities, LLC (the "Company") is an Illinois limited liability company established on February 17, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulation Authority (FINRA) and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer on March 2, 2012.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 1 5c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Chicago, Illinois.

B. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

E. Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

The Company is subject to the Illinois 1.5% replacement tax on income. There is no replacement tax for 2017.

Note (1)   Nature of Operations and Summary of Significant Accounting Policies - Continued

F.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

G.   New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

Note (2)   Net Capital Requirement

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $28,628 which was $23,628 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

Note (3)   Related Party

The Company has entered into an expense sharing arrangement with The Peakstone Group, LLC, an affiliated entity, for certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage. Allocated expenses under the agreement amounted to approximately $26,000 for the year ended December 31, 2017. The Company has a due to affiliate in the amount of $6,000 related to the shared expenses which is reflected on the accompanying statement of financial condition. Amounts due to affiliate are not interest bearing and have no specified due date.

Note (4)   Concentrations of Credit Risk

One customers accounted for all of the Company's investment banking revenue for the year ended December 31, 2017.

Note (5)   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

PEAKSTONE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

Total members' equity	$	38,474
Deductions and/or charges		
Prepaid expenses and deposits		9,846
Total deductions and/or charges		9,846
Net capital before haircuts		28,628
Less haircuts		-
Net capital	$	28,628
Minimum net capital requirement		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	23,628
Aggregate indebtedness		
Accounts payable		6,218
Due to affiliate		6,000
Total aggregate indebtedness	$	12,218
Percentage of aggregate indebtedness to net capital		42.68%

PEAKSTONE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



Peakstone Securities, LLC
445 N Wells St., Suite 404, Chicago, IL 60654

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 20, 2018

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Peakstone Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.



Signed: _____

Name: Stephen Sleigh

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Peakstone Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Peakstone Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Peakstone Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Peakstone Securities, LLC stated that Peakstone Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Peakstone Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peakstone Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 8, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC